UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65464

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Colchester Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
53 State Street Suite 1304

(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
Eric Andrew   (617) 896-0202   eandrew@colchesterpartners.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Knight Rolleri Sheppard CPAS, LLP

(Name – if individual, state last, first, and middle name)

2150 Post Road 5th Fl	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Eric Andrew_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Colchester Partners, LLC_____, as of _December 31,_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



STEPHEN M. ROWE
Notary Public
Massachusetts
My Commission Expires
Jun 26, 2026

2/23/22

Notary Public

Signature: _____

Title: _M D_____

This filing** contains (check all applicable boxes):

X   (a) Statement of financial condition.

X   (b) Notes to consolidated statement of financial condition.

☐   (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐   (d) Statement of cash flows.

☐   (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐   (f) Statement of changes in liabilities subordinated to claims of creditors.

☐   (g) Notes to consolidated financial statements.

☐   (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐   (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐   (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐   (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐   (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐   (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐   (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐   (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐   (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☐   (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐   (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

X   (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐   (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐   (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐   (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐   (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COLCHESTER PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2021

COLCHESTER PARTNERS, LLC

TABLE OF CONTENTS

DECEMBER 31, 2021

Page

**REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM**   1

FINANCIAL STATEMENTS

Statement of Financial Condition   2

Notes to Financial Statements   3 - 6



Knight • Rolleri • Sheppard CPAS, LLP
Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
 of Colchester Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Colchester Partners, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Colchester Partners, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Colchester Partners, LLC's management. Our responsibility is to express an opinion on Colchester Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Colchester Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KRS CPAS, LLP

Knight Rolleri Sheppard CPAS, LLP

We have served as Colchester Partners, LLC's auditor since 2021.

Fairfield, Connecticut
February 21, 2022

1

2150 Post Road, 5th Floor • Fairfield, CT 06824 | 115 E. Putnam Avenue • Greenwich, CT 06830
p:203.259.2727 • f:203.256.2727 www.krscpasllp.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
Public Company Accounting Oversight Board • New York State Society of Certified Public Accountants • Massachusetts Society of CPAs

COLCHESTER PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

CURRENT ASSETS

Cash	$ 1,976,236
Accounts receivable, less allowance for doubtful accounts of $35,000	71,983
TOTAL CURRENT ASSETS	2,048,219

EQUIPMENT & IMPROVEMENTS

Computer equipment	135,275
Office equipment	21,499
Furniture and fixtures	52,624
Leasehold improvements	68,597
Operating lease right-of-use asset	458,496
TOTAL EQUIPMENT & IMPROVEMENTS, COST	736,491
Less accumulated depreciation	(176,198)
TOTAL EQUIPMENT & IMPROVEMENTS, NET	560,293

OTHER ASSETS

Prepaid expenses	60,778
TOTAL OTHER ASSETS	60,778
TOTAL ASSETS	$ 2,669,290

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$ 273,373
Deferred rent	1,746
Lease liability	229,202
TOTAL CURRENT LIABILITIES	504,321
LONG TERM PORTION OF LEASE LIABILITY	282,167
TOTAL LIABILITIES	786,488
MEMBERS' EQUITY	1,882,802
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,669,290

NOTE 1   *NATURE OF BUSINESS*

Colchester Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA").   The Company is an investment banking and strategic advisory firm organized to serve the needs of investment management organizations and their professionals throughout the United States of America.

NOTE 2   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, contracts with customers. Advisory fees are earned pursuant to a written engagement on a client-by-client basis. Advisory fees may include either fixed retainers, contingent based fees or a combination of both. Contingent fees can either be based on a fixed dollar amount or may be calculated on a predetermined formula. Contingent based revenues are recognized when the obligation to the customer is satisfied, and in an amount that reflects the consideration the Company expects to be entitled to in exchange for the services.

Cash and Cash Equivalents

The Company considers all liquid investment instruments with original maturities of ninety days or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

NOTE 2   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

Concentrations of Credit Risk

The Company maintains its cash in a commercial bank. The balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times during the year ended December 31, 2021 balances in deposit accounts exceeded FDIC insured limits, including at December 31, 2021 with a balance of $1,976,236. The Company monitors its exposure and has not experienced any losses in such accounts.

Concentration of credit risk related to trade accounts receivable is limited due to a client base of companies and individuals with high net worth. The Company performs credit evaluations of its clients' financial condition and does not require collateral, since management does not anticipate nonperformance of payment.

Fair Value

All current assets and current liabilities, because of their short-term nature, are stated at cost or face value, which approximates market value.

Equipment and Improvements

Equipment and improvements are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated economic or useful lives of the applicable assets. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the useful life of the improvements. The cost of maintenance and repairs are expensed as incurred.

Depreciation for the Company related to property and equipment was $24,714 for December 31, 2021.

NOTE 3   *ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS*

The Company's accounts receivable are client obligations due under normal trade terms carried at their face value, less provisions for bad debts.   The Company evaluates the carrying amount of its accounts receivable on an ongoing basis and establishes a valuation allowance based on a number of factors, including specific client circumstances, historical rate of write-offs and the past due status of the accounts. At the end of each reporting period, the allowance is reviewed and analyzed for adequacy, and if relevant, is adjusted accordingly. The allowance is increased through a reduction of revenues and/or an increase in bad debt expense. At December 31, 2021, management recorded an allowance for doubtful accounts of $35,000.

NOTE 4   *LEASES*

The Company leases office space from an unrelated party under an agreement that expires on March 31, 2024 and requires monthly rental payments of $19,952, with a $1 per square foot escalation per year, for the remainder of the lease term. The Company recorded a security deposit of $59,856 as of December 31, 2021.

Rent expense for the year ended December 31, 2021 was $58,222. The lease asset and liability were calculated using a discount rate of 2.75%.

Year Ended December 31,		*Amount*
2022	$	240,671
2023		245,659
2024		62,350
Total lease payments		548,680
Less: interest		(37,311)
Present value of lease liability	$	511,369

NOTE 5   *COMMITMENTS AND CONTINGENCIES*

The Company may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business.   As of the date of these financial statements, there are no legal proceedings or similar matters, which individually or in the aggregate have a material effect on net capital, the financial position, results of operations or cash flows of the company.

NOTE 5   *COMMITMENTS AND CONTINGENCIES (CONTINUED)*

In March 2020 the World Health Organization declared the outbreak of the novel coronavirus COVID-19 a global pandemic. The Company is dependent on its workforce to deliver its services. Developments such as social distancing and shelter-in-place directives have and will impact the Company's ability to deploy its workforce effectively. Further, these same developments may affect the operations and timing of deliverables from the Company's clients, as their own workforces and operations are disrupted by efforts to curtail the spread of this virus. The effectiveness of remote work environments may also be constrained due to the unprecedented levels of internet usage stemming from the COVID-19 outbreak. The Company, as well as a majority of their clients have coped with these potential restrictions and are operating successfully under a remote work environment.

NOTE 6   *SUBSEQUENT EVENTS*

While the Company expects to continue to operate as efficiently in 2022 as it did in 2021, the full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity operations, supplier, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2022.

No other subsequent events have occurred through February 21, 2022, the date which the financial statements were available to be issued, that would require adjustment to or disclosure in the financial statements.